Contact

www.linkedin.com/in/kennykane (LinkedIn)

kennyka.ne/ (Personal)

Top Skills

Grassroots Organizing

IT Strategy

Audio Visual (AV) Systems

Languages

English (Native or Bilingual)

Papiamento (Elementary)

Spanish (Elementary)

Honors-Awards

Nonprofiteer of the Year 2013

Deans List

Kenny Kane, MBA

CEO at Firmspace • CEO at Testicular Cancer Foundation • CTO at GRYT Health

Austin, Texas, United States

Summary

Kenny Kane is an accomplished operations and technology expert, bringing extensive startup experience spanning various industries such as healthcare, nonprofit, and commercial real estate. Presently, Kenny holds several leadership roles, including CEO of Firmspace, Co-Founder and CTO at GRYT Health, and CEO of the Testicular Cancer Foundation.

Throughout his career, Kenny's contributions have been widely recognized. He was honored as the "Nonprofiteer of the Year" in New York City for his exceptional work as the Co-Founder and COO of Stupid Cancer, the nation's largest nonprofit dedicated to young adult cancer.

Kenny resides in Austin, TX, with his wife, Lauren, and two children, Pearl and Declan.

Experience

Firmspace

7 years 1 month

Chief Executive Officer

October 2022 - Present (1 year 8 months)

• Lead distributed team in five cities

• Responsible for ensuring continuity of services for hundreds of members

• Manage AR/AP, HR/payroll, compliance, legal/intellectual property

• Oversee national daily operations, including IT, AV, security, and cloud applications

• Responsible for construction and facility management

Chief Operating Officer

July 2020 - September 2022 (2 years 3 months)

Vice President of Operations

September 2019 - June 2020 (10 months)

Director Of Operations
January 2018 - August 2019 (1 year 8 months)

Technology and Operations Consultant
May 2017 - December 2017 (8 months)

GRYT Health
Co-Founder • Board Member • Chief Technology Officer
February 2016 - Present (8 years 4 months)

• Board member

• Advise on technology, operations, and finance optimization

Testicular Cancer Foundation
Chief Executive Officer
June 2016 - Present (8 years)

• Oversee national operations of TCF

• Responsible for nonprofit governance and IRS compliance

• Optimized digital presence & fundraising channels

• Enhanced program offerings, including annual survivor & caregiver summit

Forbes Business Council
Forbes Business Council Member
July 2020 - June 2022 (2 years)

• Contributed monthly column

• Participated in group topic discussions with other commercial real estate leaders

Forbes Nonprofit Council
Forbes Nonprofit Council Member
March 2017 - February 2018 (1 year)

• Contributed monthly column

• Participated in group topic discussions with other nonprofit leaders

YNPN-NYC
1 year 11 months

Board Chair
January 2016 - June 2016 (6 months)
Greater New York City Area

• Implemented a recurring subscription platform to reduce member churn

• Implemented a job board to increase recurring revenue

• Optimized digital presence

Partnerships Chair
August 2014 - December 2015 (1 year 5 months)
Greater New York City Area

• Board member

• Identify alignment between member organization and local businesses

Stupid Cancer
6 years 5 months

Co-Founder and Chief Operating Officer
November 2014 - May 2016 (1 year 7 months)
Greater New York City Area

• Intern to FTE #2, honorary "Co-Founder"

• Optimized operations & digital

• Managed nationally distributed volunteer network

• Launched eCommerce store and drove ARR from $5k to $275k in 3 years

• Live talent and post-production of the "Stupid Cancer Show"

• Produced and executed five cross-country road trips (35,000 ground miles,
50+ evening events, hundreds of thousands of dollars generated)

• Won "Nonprofiteer of the Year 2013" from YNPN-NYC

Executive Vice President of Mission
December 2012 - October 2014 (1 year 11 months)

Vice President of Operations
April 2010 - November 2012 (2 years 8 months)

Intern
January 2010 - March 2010 (3 months)

Practical Ecommerce
Columnist
May 2015 - March 2016 (11 months)

• Recommended by BigCommerce

• Wrote monthly sequential column on overarching challenges and successes
in Merchant Voice section

BigCommerce
Columnist
October 2014 - November 2015 (1 year 2 months)

Austin, Texas Area

• Collaborated with the BigCommerce marketing team

• Wrote weekly, then monthly column (Now mostly unpublished/301 redirected)

• Shared tips and tricks for SMB/first-time eCommerce operators

Northwell Health
Pharmacy Technician
November 2007 - June 2010 (2 years 8 months)

Bay Shore, NY

• Performed all duties of a hospital pharmacy technician

• Interfaced with every unit in the hospital

• Assisted in the launch of the Pyxis machine across all hospital units

CVS Health
Pharmacy Technician
February 2007 - January 2008 (1 year)

East Islip, NY

• Performed all duties of a retail pharmacy technician

• High volume location (400 daily prescriptions)

• Learned about Corporate America

Islip Pharmacy & Surgical
Pharmacy Technician
September 2002 - October 2007 (5 years 2 months)

Islip, ny

• Performed all duties of a retail pharmacy technician

• Developed customer service best practices

• Launched new business units (eBay Sales, UPS Shipping)

• First full-time job

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Education

LSU Shreveport
Master of Business Administration - MBA · (August 2022 - October 2023)

Farmingdale State University of New York
Professional Communications · (2007 - 2010)

Binghamton University
Liberal Arts and Sciences/Liberal Studies · (2006 - 2006)

Suffolk County Community College

Liberal Arts and Sciences/Liberal Studies · (2005 - 2007)

Islip High School

High School Diploma · (June 2005)